CLEAN ENERGY TECHNOLOGIES, INC.

5990 Redhill Ave,

Costa Mesa, California 92626

Telephone: (949) 273-4990

July 22, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clean Energy Technologies, Inc.
Registration Statement on Form S-1
Filed July 14, 2020
File No. 333-239859

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Clean Energy Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time on Thursday, July 23, 2020, or as soon thereafter as possible.

Very Truly Yours,

CLEAN ENERGY TECHNOLOGIES, INC.

/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer